Exhibit 99.1

GEROVA Shareholders Approve Redomiciliation to Bermuda

Hamilton, Bermuda, September 1, 2010 – GEROVA Financial Group, Ltd. (“GEROVA”) (NYSE Amex: GFC), a specialty reinsurance holding company, announced that shareholders at the extraordinary general meeting (EGM) held on August 30, 2010, approved all of the resolutions considered, including the redomiciliation of the company from the Cayman Islands to Bermuda.

GEROVA also announced that its Bermuda reinsurance subsidiary, GEROVA Reinsurance Ltd. (“GEROVA Re”), has received its Certificate of Registration as a Long-Term Insurer from the Bermuda Monetary Authority.

GEROVA established its group headquarters offices in Cumberland House, in the central business district of Hamilton, Bermuda, in May of this year.

At the EGM, the following resolutions were approved:

•	the continuance of GEROVA as an exempted company under the laws of Bermuda and the de-registration of GEROVA as a company under the laws of the Cayman Islands;
•	the new organizational documents of GEROVA in Bermuda; and
•	the granting to the GEROVA board of directors the express authority to change the name of GEROVA.

“We are excited for our group parent to become a Bermuda company,” said Lou Hensley, CEO of GEROVA Re.  “We believe that Bermuda is one of the world’s leading reinsurance centers, and is an attractive location in which to be based.  Bermuda has strong international relationships, a long history of international investment, particularly in the areas of insurance, reinsurance and investment funds, and long-established commercial relationships, trade agreements and tax treaties with the United States and other countries around the world.”

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is an international reinsurance holding company, with operating insurance subsidiaries in Bermuda, Barbados, and Ireland. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company’s business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company’s assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s businesses; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com